Exhibit 99.1

Corporate Update

For Immediate Release	June 3, 2013

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, NYSE: RIOM, DB Frankfurt: MS2) announces that Victor Gobitz will be stepping down from his role as Chief Operating Officer of the Company, effective 30 June 2013. Going forward, Mr. Gobitz will remain a director of the Company and also sit on the committee overseeing the development of the La Arena Phase II Project.

The Company also announces the appointment of Augusto Chung to the role of Project Director – La Arena Phase II. Mr. Chung is an experienced Peruvian Metallurgical Engineer with extensive experience in mining project management, development and construction in Peru and throughout the Americas. Most recently, Mr. Chung was General Manager of Compania Minera Milpo, a leading Peruvian polymetallic producer and prior to Milpo, Mr. Chung held several senior management positions with Barrick Gold Corporation in Peru, Chile and Dominican Republic including project manager for the construction of the Lagunas Norte Gold Mine.

Alex Black, President and Chief Executive Officer, commented, “The board of directors of Rio Alto would like to thank Victor for his valuable contribution as COO over the past 18 months and we look forward to his continued involvement as a director of the Company. We also are very pleased to welcome Augusto to our senior management team and working with him to bring La Arena Phase II into production.”

Rio Alto also wishes to announce that the updated Technical Report referred to in the Company’s news release of April 16, 2013 in respect of updated mineral resource and reserve estimates for the Company’s La Arena Project located in north central Peru has been completed. A copy of this Technical Report is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.rioaltomining.com.

Additionally, Rio Alto announces the results of its 2013 annual and special meeting of shareholders held on May 31, 2013 in Lima, Peru (the "Meeting"). Each of the matters voted upon at the Meeting is discussed in detail in the Company's Management In rmation Circular dated May 6, 2013, a copy of which being available on the Company's website. The voting results for each matter voted on by the shareholders at the Meeting is provided below.

1. Fixing the Number of Directors

The shareholders passed a resolution fixing the number of directors to be elected at the Meeting at eight. The vote in respect of this matter carried out by show of hands.

2. Election of Directors

All of the nominees named in the Company’s Management Information Circular were elected as directors of the Company. The vote in respect of this matter carried out by ballot. The detailed results of voting are as follows.

	Votes for		Votes Withheld
Nominee	Number	Percentage	Number	Percentage
Klaus Zeitler	86,135,108	83.1	17,413,526	16.9
Alexander Black	103,545,604	99.9	3,030	0.1
Anthony Hawkshaw	86,420,384	83.46	17,128,250	16.54
Victor Gobitz	101,685,145	98.2	1,863,489	1.8
Ram Ramachandran	103,326,163	99.78	222,471	0.22
Drago Kisic	103,326,663	99.79	221,971	0.21
Roger Norwich	88,005,132	84.99	15,543,502	15.01
Sidney Robinson	103,268,893	99.73	279,741	0.27

3. Appointment of Auditors

The shareholders approved the appointment of Grant Thornton LLP, Chartered Accountants, as the auditors of the Company to hold office until the close of the next annual meeting of shareholders of the Company at a remuneration to be fixed by the directors of the Company. The vote in respect of this matter was carried out by show of hands.

4. Approval and Re-Confirmation of Shareholders Rights Plan

The shareholders approved a resolution approving and re-confirming the Shareholders Rights Plan Agreement dated August 26, 2010, as amended. The vote in respect of this matter was carried out by ballot, with 63.79 % of votes cast being in favour of the resolution.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black
President & CEO

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & CEO		Alejandra Gomez, Investor Relations
Phone:	+51 1 625 9900	Phone:	+1 604 628 1401
		Fax:	+1 866 393 4493
Web :	www.rioaltomining.com	Email:	alejandrag@rioaltomining.com